Mail Stop 4561

January 28, 2010

Shudong Xia, Chief Executive Officer
China TransInfo Technology Corp.
Floor 9, Vision Building
No. 39 Xueyuanlu, Haidian District
Beijing, China 100083

> **Re: China TransInfo Technology Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008, as Amended**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009, as Amended**
> **Filed December 28, 2009**
> **File No. 001-34134**

Dear Mr. Xia:

We have reviewed your response letter dated December 28, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 25, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008, as Amended

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 30

1.   We note your response to prior comment 6. We also note that in a risk factor on page 29 of your annual report on Form 10-K for the fiscal year ended December 31, 2008 (filed on March 25, 2009), you state that limitations on the ability of Oriental to transfer funds to you could materially and adversely limit your ability to grow, make investments or acquisitions that could be beneficial to your business, pay dividends and otherwise fund and conduct your business. Thus, the PRC dividend restrictions appear to constitute a known uncertainty that

is reasonably likely to result in your liquidity materially decreasing. See Item 303(a)(1) of Regulation S-K. Please include disclosure consistent with your response in this section of future filings.

Item 8. Financial Statements and Supplementary Financial Data

Note 1. General and Summary of Significant Accounting Policies

Revenue Recognition, page F-11

2.   We note your response to prior comment 8 and your revised disclosure that your ongoing value-added services include system maintenance and technology upgrade services which are secured on a separate contract basis. Please clarify the timing of when you enter into these maintenance contracts in relation to the information systems contracts in which you recognize revenue on a percentage-of-completion basis. In your response, clarify whether the separate contracts for system maintenance services were entered into at or near the same time of the initial information system contracts and if so, whether these contracts should be accounted for as a single arrangement pursuant to the guidance in paragraph 2 of EITF 00-21 and TPA 5100.39. If you determined that these contracts should be accounted for as a single arrangement, tell us whether you have established vendor specific objective evidence (VSOE) of fair value for the system maintenance services and if so, how you were able to establish VSOE. Refer to TPA 5100.49.

3.   We note your disclosure that taxi media advertising is recognized when the advertisement is published. Clarify the terms of your advertising arrangements and tell us the amount of advertising revenue recognized for each period presented. In your response, also clarify whether you recognize total revenue from your advertising arrangements immediately when the advertisement is published or over a certain time frame in which the advertising is to be published.

Note 4. Property and Equipment, page F-14

4.   We have reviewed your response to prior comment 9 and it remains unclear why the taxi advertising rights you receive and the rights to use the GPS equipment you provide pursuant to the transactions with the Taxi Association of the City of Urumqi and the Urumqi City Transportation Bureau is not considered a nonmonetary exchange and not valued or accounted for. Please provide us with an analysis of your consideration for the guidance in paragraphs 18 and 20 of APB Opinion No. 29 in accounting for the advertising rights you are receiving and the rights to the GPS equipment you are providing.

Item 15. Exhibits, Financial Statements Schedules, page 38

5.   We note your response to prior comment 11, and that you have not included your cooperation agreement with Peking University, Earth and Space College in the Exhibit List for your amended filing. Please provide us with your analysis as to how you determined not to list the agreement as an exhibit to your annual report pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K; alternatively, please incorporate this exhibit by reference from the 8-K filed on May 14, 2007.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009, as Amended

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 40

6.   We note your response to prior comment 15. Your response appears to indicate your inability to ensure that information required to be disclosed by you was recorded, processed, summarized and reported, within the time periods specified within the Commission's rules and forms, and that your controls and procedures do not appear to have ensured that information required to be disclosed by you in the reports that you are required to file under the Exchange Act was accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). As such, please provide us with further analysis supporting the conclusion of your principal executive and principal financial officers that your disclosure controls and procedures were effective as of September 30, 2009.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief